May 14, 2025

Calla Zhao
Chief Financial Officer
BitFuFu Inc.
9 Temasek Boulevard
Suntec Tower 2, #13-01
Singapore 038989

       Re: BitFuFu Inc.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-41972
Dear Calla Zhao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Digital assets, page F-11

1. You disclose that you hold digital assets for long-term price appreciation and plan to sell them to support operations as needed and that you classify purchases and sales of digital assets for fiat currency as investing activities. During your earnings call for the fourth quarter of 2024 held on March 25, 2025 we note that you indicated that your general treasury policy is to sell a portion of your mined bitcoins on a daily basis to cover your electricity and hosting costs. Given your adoption of ASU 2023-08 on
       January 1, 2024, please tell us:
           Your consideration for classifying proceeds from sales of your mined bitcoin to cover your electricity and hosting costs as operating activities under the guidance in ASC 230-10-45-27A. In your response, please clarify for us whether bitcoin sold to cover electricity and hosting costs is sold "nearly immediately" after
 May 14, 2025
Page 2

           acquisition, as that phrase is contemplated under ASC Topic 230-10-45-27A.
             Your consideration for clarifying your general treasury policy in the Liquidity and
           Capital Resources disclosure of Item 5 and in your financial statement footnotes.
Revenue recognition
Cloud mining solutions, page F-16

2. We note your disclosure in the second bullet on page F-17 that you act as principal and record the sale of cloud-mining services gross, yet we note no indication in the description of costs of revenue on page F-20 that your costs include the portion of bitcoin mined and distributed to your customer. Please clarify for us whether you are principal in the sales of hash calculations to the mining pool. If so, tell us the basis for your accounting. If not, represent to us that in future filings, you will revise your disclosure to clarify that the principal relationship you previously discuss results in the gross up of your mining equipment costs and that you will specifically address the relationship between your customer and the mining pools they select.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets